UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-13643

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN FOR EMPLOYEES OF ONEOK, INC.

AND SUBSIDIARIES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.

100 West Fifth Street

Tulsa, Oklahoma 74103

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries:

Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits – December 31, 2007 and 2006

Statement of Changes in Net Assets Available for Benefits – Year Ended December 31, 2007

Notes to Financial Statements

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Exhibits

23 – Consent of Independent Registered Public Accounting Firm

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm)

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

ONEOK, Inc. Benefit Plan Committee

Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries

Tulsa, Oklahoma

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule included herein is presented for the purpose of additional analysis and is not a required part of the 2007 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2007 basic financial statements taken as a whole.

/s/ BKD LLP

Tulsa, Oklahoma

June 6, 2008

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

(In thousands)

	2007	2006
Investments, at fair value:
Money market funds	$41,307	$43,637
Mutual funds	311,290	290,103
Guaranteed investment contract fund	8,538	9,548
Government securities	139	146
Common stock of ONEOK, Inc.	268,223	267,630
Common stock of Westar Energy, Inc.	2,234	2,534
Participant loans	19,250	19,903

Net assets available for benefits	$650,981	$633,501

See accompanying notes to financial statements.

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

(In thousands)

2007
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$25,289
Dividends	16,022
Interest	1,218

Total investment income	42,529

Contributions:
Participants	20,797
Employer	13,343
Rollovers	1,819

Total contributions	35,959

Total additions	78,488

Deductions to net assets attributed to:
Benefits paid directly to participants	61,008

Net increase in net assets available for benefits	17,480
Net assets available for benefits, beginning of period	633,501

Net assets available for benefits, end of period	$650,981

See accompanying notes to financial statements.

Notes to Financial Statements

(1)    Description of Plan

A brief description of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries (the Plan) follows and is provided for general information only. Participants should refer to the full text of the Plan document for more complete information. As noted in the Plan document, the following funds are frozen and no new monies may be added: SEI Stable Asset Fund, Federated Capital Preservation Fund, Series “E” and “EE” Savings Bonds and common stock of Westar Energy, Inc.

(a)	General

The Plan is administered by ONEOK, Inc. (the Company) and is provided for the benefit of the employees of the Company and its subsidiaries. The Plan is a defined contribution plan which covers substantially all employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Participation and Contributions

An employee may begin participation on the first day of the month following or coinciding with employment. There is no minimum service or age requirement. Effective January 1, 2007, participants may contribute to a Roth 401(k) on an after-tax basis. Participants may make pre-tax and/or Roth 401(k) contributions of any whole percentage of their eligible compensation up to a combined maximum of 24 percent if certain contribution limitations are not exceeded. Participants may make after-tax contributions of any whole percentage of their eligible compensation up to a maximum of 6 percent.

Participants age 50 and older before the end of the calendar year can make an additional pre-tax or Roth 401(k) catch-up contribution if they are either deferring the 24 percent maximum pre-tax and/or Roth 401(k) contribution or will reach the maximum dollar amount. The maximum dollar amount allowed in 2007 was $15,500 and the maximum catch-up contribution allowed was $5,000. Catch-up contributions are not eligible for Company matching contributions.

Prior to January 1, 2008, after one year of service, the Company matched 100 percent of pre-tax, Roth 401(k) and/or after-tax contributions up to a maximum of 6 percent of eligible gross wages, not to exceed 6 percent of the Internal Revenue Service’s (IRS) annual compensation limit. Effective January 1, 2008, employees not covered by a collective bargaining agreement are eligible for Company matching contributions immediately upon enrollment in the Plan. Employees that are participating in the Plan and are covered by a collective bargaining agreement will receive Company matching contributions after one year of service.

According to federal tax law, there are limits on the total combined employee and employer annual contributions for all defined contribution plans sponsored by the Company. The Plan is a defined contribution plan subject to the combined annual contribution limit. For 2007, the maximum for employee and employer contributions was the lesser of 100 percent of the participant’s base earnings or $45,000. These limits are indexed and may be adjusted periodically by the IRS.

The Plan contains a power of choice feature for dividends paid on ONEOK, Inc. common stock held in a participant’s account. Prior to January 1, 2008, participants holding ONEOK, Inc. common stock in their Plan account had the option to receive all of the dividends in cash, receive 50 percent of the dividends in cash and reinvest 50 percent of the dividends in ONEOK, Inc. common stock, or reinvest 100 percent of the dividends in ONEOK, Inc. common stock. Effective January 1, 2008, participants that have ONEOK, Inc. common stock as an investment option are eligible to receive cash payments for dividends over $100. If the quarterly dividend is over $200, participants may receive 50 percent of the dividend in cash and have 50 percent of the dividend reinvested in ONEOK, Inc. common stock. If the quarterly dividend payment is under $100, 100 percent of the dividends will be reinvested in ONEOK, Inc. common stock.

Dividends reinvested are considered pre-tax contributions, but are not subject to Plan limits or limits under applicable rules of the IRS.

(c)	Participant Accounts

Participants have the right to designate the investment of their account balances, including their contributions and deferrals and the Company’s matching contributions. If no investment option is elected by a participant, the funds in the participant’s account are invested in the Schwab Managed Retirement Trust fund maturing closest to the year in which the participant will attain age 65. The Schwab Managed Retirement Trust contains funds which seek to provide returns for participants in retirement, or planning to retire in or near the year 2010, 2020, 2030, 2040 or 2050. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is 1 percent, and whole increments of 1 percent must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment instructions to the Trustee of the Plan (Plan Trustee) on a daily basis except during scheduled blackout periods. Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any participant against any loss that may result from such investments.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. The cost charged to a participant’s account for securities purchased is the average cost for all such securities purchased during the day for the Plan. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale.

The Plan provides for regularly scheduled suspension periods during which participants cannot change Plan investments in ONEOK, Inc. common stock. Dividends are generally declared on ONEOK, Inc. common stock after the end of each calendar quarter. A record date for determining the shareholders entitled to receive a quarterly dividend is set by the Board of Directors. Under the Plan, purchases and sales of ONEOK, Inc. common stock are usually temporarily suspended shortly before the record date for about three to five days in order to determine which Plan accounts hold ONEOK, Inc. common stock on the record date and are entitled to receive a dividend payment.

Certain mutual fund companies have implemented market timing restrictions, which are intended to limit the number of exchanges an investor can initiate within a given period of time. These restrictions, which are designed to protect the long-term investors in the mutual fund, may exclude sales from a fund in order to fund a loan or distribution and purchases due to regularly scheduled payroll contributions.

If a participant is an officer or an employee in one of certain designated work groups (regardless of the level of position), the participant must pre-clear all trading activity in the participant’s Plan account which involves ONEOK, Inc. common stock. For these employees, there are trading windows – periods during which the participant can buy or sell ONEOK, Inc. common stock – during the year. Generally, these windows begin three days after the public release of quarterly or annual financial results for ONEOK, Inc. and continue until the first day of the following calendar quarter. Public release of quarterly financial results is by means of a ONEOK, Inc. press release, which is generally made during the last week of the first month or the first week of the second month following the end of a calendar quarter. Public disclosure of annual financial results is by means of a ONEOK, Inc. press release, which is generally made during the last week of the second month following the end of the calendar year.

(d)	Vesting

Company contributions to the account of a participant and income and earnings, if any, attributable to the account of the participant are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through decline in market value of investments).

(e)	Distributions and Withdrawals

Participants may borrow from the Plan in accordance with Section 408(b)(1) of ERISA, as amended. A participant may borrow a minimum of $1,000 with a maximum amount not to exceed $50,000 or 50 percent of the non-forfeitable accrued benefit of the participant, whichever is less. The Plan allows two outstanding loans from a participant’s account at any time. Participant loans are stated at cost, which represents estimated market value. Roth 401(k) contributions and related earnings are not eligible for loan withdrawal.

Participant loans have a repayment schedule of no more than 60 months with the exception of a loan used to purchase a principal residence, in which case the term of the loan repayment may be for a period not to exceed 120 months. The participant has the option to repay the loan in full at any time without penalty.

The interest rate on participant loans is the prime interest rate published in The Wall Street Journal on the first day of the month in which the loan was requested. The interest rate remains the same throughout the term of the loan. Interest rates on loans outstanding at December 31, 2007, ranged from 4.0 percent to 12.5 percent.

In-service withdrawals from a participant’s account are permitted under specific circumstances as follows:

•

After-tax contributions can be withdrawn for at least $500 or the full value of the participant’s after-tax contributions, if less than $500. If earnings are included in the withdrawal, there is a six-month suspension of Company matching contributions on new contributions by the participant into the Plan.

•

When participants reach age 59  1/2 and have completed five years of Plan participation, they are allowed a one-time in-service withdrawal from the Plan at any time and for any reason, without qualifying for a hardship withdrawal or suspending Plan contributions or Company matching contributions.

•

Former Western Resources, Inc. transferred employees have grandfathered withdrawal options based on their account balances as of January 11, 1999. A withdrawal using these grandfathered withdrawal options results in a six-month suspension of Company matching contributions on new contributions by the participant into the Plan.

•	Roth 401(k) contributions and related earnings are not eligible for in-service withdrawals.

Hardship withdrawals from a participant’s account are allowed after a participant has exhausted all in-service withdrawals and participant loans and has submitted an application to the Plan showing current proof of qualifying hardship. If a hardship withdrawal is approved, the participant is ineligible to make contributions to the Plan or receive Company matching contributions during the following six months.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:

1.	the participant retires or otherwise terminates employment with the Company, for any reason, and the participant’s total account balance does not exceed $5,000;

2.	the participant dies;

3.	the Plan is terminated; or

4.	the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification).

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (IRA), or receive a single lump sum payment from the Plan as soon as administratively possible after leaving the Company. Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains age 70

 1/2, at which time a distribution of the full account is required. If the participant’s account balance does not exceed $5,000, then the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or IRA. If the participant does not complete a distribution election form and the account balance is less than $1,000, a lump sum cash payment will be made. If a distribution election form is not completed and the balance is between $1,000 and $5,000, it will be paid to an IRA for the participant.

(f)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant would receive distribution of the entire balance of his/her Plan account.

(2)    Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Guaranteed Investment Contract Fund is the result of the Plan’s investment in the Federated Capital Preservation Fund, which primarily invests in guaranteed investment contracts and synthetic guaranteed investment contracts. Investments in the Guaranteed Investment Contract Fund are stated at cost, which approximates fair value. All other investments are stated at fair value based on the current market value of the respective investments at the end of the year. All investments are held by Bank of Oklahoma, N.A., as Plan Trustee. When available, current market value is determined based on published market quotes and trading activity of the underlying investment securities.

The Company has a Plan Expense Reimbursement Program with Fidelity Investment Company (Fidelity), which pays the Plan an amount equal to 3.75 basis points per quarter (or 15 basis points annually) based on the average daily balances invested in Fidelity’s mutual funds by participants in the Plan. As of December 31, 2007, the Fidelity Balanced Fund is the only Fidelity mutual fund offered by the Plan. The total quarterly payment is limited to $6.25 per participant as of the last day of the quarter. This quarterly payment is paid by Fidelity and does not impact the overall expense ratio of the fund. The Company passes the quarterly payments through as earnings to participants invested in the Fidelity Balanced Fund. The quarterly payments are allocated based on each individual participant’s account balance on the day the reimbursement is received.

Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan provides for investments in various investment securities which, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(c)	Administrative Costs

The Company pays all costs and expenses for administering the Plan, including expenses of the ONEOK, Inc. Benefit Plan Committee and fees and expenses of the Plan Trustee, except for loan origination fees, brokerage commissions, investment management fees, including redemption fees, and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account. The costs incurred by the Company will not be reimbursed by the Plan.

(d)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)	Income Taxes

The Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code). The Plan trust is exempt from federal income tax under the provisions of Section 501(a) of the Code. The Plan received a favorable determination letter from the IRS dated November 4, 2002, stating that the Plan, as designed with the proposed amendments (which were adopted in the amendment and restatement effective January 1, 2003), was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is currently designed and being operated within the applicable requirements of the Code.

(f)	Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Company, which is the Plan Administrator, relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(g)	New Accounting Standard

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Plan expects to first apply the new statement during fiscal year ending December 31, 2008, and the Plan is currently evaluating the impact.

(3)    Investments

The following table presents the fair values of individual investments that represent 5 percent or more of the Plan’s net assets at December 31, 2007 and 2006 (in thousands):

	2007	2006
American Performance U.S. Treasury Fund	$41,307	$43,637
American Beacon Large Cap Value Fund	56,656	57,405
Dodge and Cox International Stock Fund	34,204	—
Fidelity Balanced Fund	37,172	34,413
Vanguard Primecap Fund	71,560	68,330
Vanguard Institutional Index Fund	40,677	42,351
Common stock of ONEOK, Inc.	268,223	267,630

The following table presents the net appreciation (depreciation) in fair value for each class of investment which had net appreciation (depreciation) for the year ended December 31, 2007 (in thousands):

2007
Mutual funds	$16,741
Government securities	(4)
Common stock of ONEOK, Inc.	8,554
Common stock of Westar Energy, Inc.	(2)

Net appreciation	$25,289

Schedule 1

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(In thousands, except shares)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)

Party-in- Interest Identification	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
*	American Performance U.S. Treasury Fund	Money Market Fund - 41,307,446 shares	**	$41,307

	American Beacon Large Cap Value Fund	Mutual Fund - 2,413,966 shares	**	56,656

	Dodge and Cox International Stock Fund	Mutual Fund - 743,233 shares	**	34,204

	Fidelity Balanced Fund	Mutual Fund - 1,895,574 shares	**	37,172

	American Funds Growth Fund of America	Mutual Fund - 184,419 shares	**	6,270

	Laudus Rosenberg US Discovery Fund	Mutual Fund - 1,785,922 shares	**	31,861

	SMRT Income Fund	Mutual Fund - 24,073 shares	**	286

	SMRT 2050 Fund	Mutual Fund - 35,805 shares	**	369

	SMRT 2040 Fund	Mutual Fund - 42,907 shares	**	837

	SMRT 2030 Fund	Mutual Fund - 116,659 shares	**	2,216

	SMRT 2020 Fund	Mutual Fund - 186,466 shares	**	3,285

	SMRT 2010 Fund	Mutual Fund - 138,589 shares	**	2,203

	Vanguard Primecap Fund	Mutual Fund - 957,064 shares	**	71,560

	Vanguard Institutional Index Fund	Mutual Fund - 303,240 shares	**	40,677

	SEI Stable Asset Fund	Mutual Fund - 2,448,700 shares	**	2,458

	PIMCO Total Return Fund	Mutual Fund - 1,978,711 shares	**	21,236

	Federated Capital Preservation Fund	Guaranteed Investment Contracts - 850,635 shares	**	8,538

	Series “E” Bonds	U.S. Government securities - 3,100 shares	**	13

	Series “EE” Bonds	U.S. Government securities - 71,750 shares	**	126

*	ONEOK, Inc.	Common stock - 5,991,131 shares	**	268,223

*	Westar Energy, Inc.	Common stock - 85,254 shares	**	2,234

*	Participant loans	Participant loans at interest rates from 4.0% to 12.5% and various maturities	**	19,250

				$650,981

*	Party-in-interest
**	This column is not applicable to participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries

ONEOK, Inc.

Date: June 6, 2008	By:	/s/ Curtis L. Dinan
Curtis L. Dinan
Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT

23	Consent of Independent Registered Public Accounting Firm